Exhibit 99.3

PHARMACYCLICS, INC.
995 E. Arques Avenue
Sunnyvale, California  94085-4521

[                ], 2009

Dear Stockholder:

Enclosed are the prospectus dated [             ], 2009 (the “Prospectus”) and other materials relating to the rights offering by Pharmacyclics, Inc. (the “Company”).  Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase additional shares of the Company’s common stock only during a limited period.  You will find answers to some frequently asked questions about the rights offering beginning on page [  ] of the Prospectus.  You should also refer to the detailed Instructions for Use of Pharmacyclics, Inc. Subscription Certificate included with this letter.  The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

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We will distribute to each holder of our common stock who is a record holder of our common stock on the record date, which is [               ], at no charge, one non-transferable subscription right for each shares of common stock owned, a total of [               ] shares.  The subscription rights will be evidenced by non-transferable subscription certificates, which we also refer to as rights certificates.

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Each subscription right will entitle the rights holder to purchase [        ] shares of our common stock at a price of [     ] per share, the subscription price, upon timely delivery of the required documents and payment of the subscription price, which shall be paid in cash or by delivery by such holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by the Company to such holder, or a combination thereof.  We will not issue fractional shares, but rather will round up or down the aggregate number of shares the rights holder is entitled to receive to the nearest whole number.

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Subject to the allocation described below, each subscription right also grants the holder an oversubscription right to purchase additional shares of our common stock that are not purchased by other rights holders pursuant to their basic subscription rights.  You are entitled to exercise your oversubscription right only if you exercise your basic subscription right in full.

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If you wish to exercise your oversubscription right, you should indicate the number of additional shares that you would like to purchase in the space provided on your rights certificate.  When you send in your rights certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription right).  If an insufficient number of shares is available to fully satisfy all oversubscription right requests, the available shares will be distributed proportionately among rights holders who exercise their oversubscription right based on the number of shares each rights holder subscribed for under the basic subscription right.  The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period. See “The Rights Offering—Subscription Rights—Oversubscription Rights” in the Prospectus.

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If rights holders wish to exercise their subscription rights, they must do so prior to 5:00 p.m., New York City time, on [               ], the expiration date for the rights offering, subject to extension or earlier termination.  After the expiration date, the subscription rights will expire and will have no value.  See “The Rights Offering—Expiration of the Rights Offering and Extensions, Amendments and Termination” in the Prospectus.

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You are not required to exercise any or all of your subscription rights.  We will deliver to the record holders who purchase shares in the rights offering certificates representing the shares purchased with a holder’s subscription right as soon as practicable after the rights offering has expired.  If you request and pay for more shares than are allocated to you, we will refund the overpayment, without interest, in the form in which made, or if made in a combination of cash and indebtedness, in the form indicated, or if not indicated, Company indebtedness will be applied first, followed by cash.

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In connection with the exercise of the oversubscription right, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights exercised, and the number of shares of common stock requested through the basic and oversubscription right, by each beneficial owner on whose behalf the nominee holder is acting.

If your shares are held in your name, a Subscription Certificate is enclosed.  If your shares are otherwise held in the name of your bank, broker or other nominee, you must contact your bank, broker or other nominee if you wish to participate in this rights offering.

If you do not exercise your subscription rights, your ownership interest in the Company may be diluted.  Please see page [   ] of the Prospectus for a discussion of dilution and other risk factors.

If you have any questions concerning the rights offering, please contact the information agent, Georgeson Inc., 199 Water Street, New York, New York 10038 by telephone at [               ] (call collect) or 800-279-5722 (toll-free) or by email at [                                            ].

Sincerely,

/s/ Robert W. Duggan
Robert W. Duggan Chairman of the Board and Chief Executive Officer